SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34517

February 25, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February 2022. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on March 22, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's

Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Blackstone Real Estate Income Fund [File No. 811-22900]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On January 22, 2021, April 26, 2021, August 23, 2021, and November 29, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $2,636.80 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on December 16, 2021, and amended on February 22, 2022.

Applicant's Address: Leon.Volchyok@Blackstone.com.

Blackstone Real Estate Income Fund II [File No. 811-22907]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On January 22, 2021, April 26, 2021, August 23, 2021, and November 29, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $3,336.80 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on December 16, 2021, and amended on February 22, 2022.

Applicant's Address: Leon.Volchyok@Blackstone.com.

Blackstone Real Estate Income Master Fund [File No. 811-22908]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On January 22, 2021, April 26, 2021, August 23, 2021, and November 29, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $753,832.95 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on December 16, 2021, and amended on February 22, 2022.

Applicant's Address: Leon.Volchyok@Blackstone.com.

Duff & Phelps Select MLP & Midstream Energy Fund Inc. [File No. 811-22958]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Virtus Duff & Phelps Select MLP and Energy Fund, a series of Virtus Alternative Solutions Trust and on June 25, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $250,000 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on January 25, 2022.

Applicant's Address: dmahaffey@sullivanlaw.com.

Putnam Mortgage Recovery Fund [File No. 811-22654]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 16, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $9,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on January 27, 2022.

Applicant's Address: Bryan.Chegwidden@ropesgray.com.

Schroder Series Trust [File No. 811-07840]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Hartford Schroders Sustainable Core Bond Fund, a series of The Hartford Mutual Funds II, Inc., and on November 12, 2021 made a final distribution to its shareholders based on net asset value. Expenses of approximately $381,043.32 incurred in connection with the reorganization were paid by the applicant, the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Date: The application was filed on February 2, 2022.

Applicant's Address: sean.graber@morganlewis.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary